FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release dated February 26, 2010 entitled “AFP PROVIDA S.A. reports its results as of December 31, 2009”

For Immediate Release
Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – February 26, 2010 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended December 31, 2010. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of December 31, 2008 are inflation adjusted by the year on year CPI figure of -2.3%.

AFP PROVIDA S.A. reports its results as of December 31, 2009

GENERAL HIGHLIGHTS FOR 2009

Ü
In 2009, net income amounted to Ch$81,443.8 million, representing a positive variation of Ch$91,950.4 million with respect to the loss recorded during 2008. In this result, both the operating and the non-operating component positively contributed, where in operating terms the returns obtained on mandatory investments and higher net fees (defined as fee income minus life and disability expenses) were highlighted. Moreover, the non-operating result was driven by higher profits achieved by related companies and the gains obtained in price level restatement.

Ü
The operating income amounted to Ch$85,716.9 million, higher by Ch$77,346.7 million or 924.1% with respect to the profit recorded in 2008. This outstanding variation was partly boosted by the remarkable result achieved by mandatory investments that recorded a positive variation of Ch$62,763.0 million with respect to the losses recorded in 2008, basically due to high returns obtained by local and foreign stock markets, which led to close the year 2009 with an outstanding average nominal return of 23.1%.

As reported in previous reports, pursuant to the implementation of the Pension Reform Law and given the AFPs’ exclusion to provide life and disability insurance beginning on July 2009 (effecting results since August), the fee charged by AFP Provida over mandatory contribution was reduced. Given the above, the analysis of results should be done considering net fees that increased by Ch$22,361.9 million or 26.2%, due to both the increasing trend of the salary base of clients, as well as lower insurance costs. The latter as a consequence that there are no expenses recorded for temporary premium beginning on August 2009, adding the favorable impact of positive returns of pension funds and the higher discount rates over the insurance cost assumed by Provida.

Ü
In non-operating terms, the period recorded an income of Ch$7,736.0 million, implying a positive variation of Ch$23,129.9 million or 150.3% with respect to the loss recorded in 2008. This result was basically explained by higher profits generated by related companies, specially foreign subsidiaries, adding gains on price level restatement resulting from the negative inflation applied in the period over the Company’s net liability exposure.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$2,031.5 million in 2009, representing an increase of 1.7% with respect to 2008.

Ü
As of December 31, 2009, Provida continued leading the Chilean pension fund industry in terms of assets under management, totaling US$35,810.4 million equivalent to a market share of 30.3%. Also, Provida is a leader in terms of clients with an average portfolio in 2009 of 3.5 million of affiliates and 1.7 million of contributors, representing a 41.4% and 39.6% of the market, respectively.

GENERAL HIGHLIGHTS FOR THE FOURTH QUARTER OF 2009

Ü
Net income for the fourth quarter of 2009 (4Q09) amounted to Ch$12,466.5 million, a positive variation of Ch$22,160.8 million or 228.6% with respect to the loss recorded in the fourth quarter of 2008 (4Q08). The operating and non-operating component positively contributed to achieve this result when comparing with losses obtained in the 4Q08 in both concepts. The operating income was mainly sustained by the better evolution of mandatory investments and higher net fees received by the Company. Besides, the non-operating component was boosted by the better performance observed in the related companies and lower losses in price level restatement.

Ü
The operating income in the 4Q09 amounted to Ch$14,062.5 million, a positive variation of Ch$16,810.4 million or 611.7% with respect to the loss recorded in the same quarter in 2008. This result was driven by gains on mandatory investments, positive in Ch$16,758.3 million with respect to the losses recorded in the 4Q08 due to better returns achieved by global stock markets. Additionally, the Company registered a higher net fee of Ch$7,599.3 million due to both a higher salary base of clients, and lower cost in the life and disability insurance since there are no expenses recorded for temporary premium, adding the positive effect of the pension funds returns and the higher discount rates over the insurance cost that the AFP must assume.

Ü
In non-operating terms, the 4Q09 registered an income of Ch$843.6 million, positive in Ch$7,501.3 million or 112.7% with respect to the loss obtained in the 4Q08. The latter basically due to better results achieved by related companies, specially the foreign companies, adding lower losses in price level restatement sustained by the decreased inflation applied in the quarter over the Company’s net liability exposure.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
	December	Market
Business Drivers	2009	Share

Average number of affiliates	3,514,137	41.4%
Average number of contributors	1,745,147	39.6%
Average number of pensioners	439,894	37.8%

Average collection base (US$ Million)	1,248	32.3%
AUM (US$ Million)	35,810	30.3%
Average real return of Pension Fund (Cum 2009)	26.1%
Pension Fund Type A real return (Cum 2009)	43.8%
Pension Fund Type B real return (Cum 2009)	33.3%
Pension Fund Type C real return (Cum 2009)	22.5%
Pension Fund Type D real return (Cum 2009)	14.9%
Pension Fund Type E real return (Cum 2009)	7.3%

	December	Market
Other Variables	2009	Share

Average number of branches	97	42.6%
Average number of administrative employees	1,035	31.6%	(1)
Average number of sales agents	519	21.6%	(1)

(1) Market Share as of September, 2009

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR 2009

The year 2009 was a complex year at global level, however it ended with positive figures in economic activity as well as evolution of the main economic financial indicators. In Chile, the last figures published have demonstrated that the economy has started to grow again, the country risk returned to the levels achieved before the crisis, the Chilean peso has exhibited a strong appreciation against the dollar and credibility related to the inflation goals schedule and fiscal rule have been strengthened.

In figures, the monthly economic indicator (IMACEC) in December expanded by 3.9% with respect to the same month in 2008. The positive figure implies that the economy has grown month to month since May, excepting September, although the year 2009 closed with a fall of 1.7% due to strong drops experimented in the first half of the year. In the result of the month, the rises recorded by minority sales (growth of 15% in sales in the metropolitan region), utilities (electricity, gas and water) and in some areas of the industrial activity led to record such result.

With respect to foreign trade, the trade balance accrued a positive balance of US$13,316.2 million at the close of 2009, higher by 50.5% than the figures recorded in 2008. As of December 2009, exports amounted to US$53,024.1 million, decreasing by 20.2% with respect to the last year, basically due to the lower average price of copper. Likewise, imports totaled US$39,707.9 million, reducing by 31.1%, mainly due to lower imports of oil.

Moreover, the consumer price index (CPI) accumulated a negative variation of -1.4% in twelve months, where the main groups contributing to the result were garments (-19.7%) in view of permanent discounts made in the year as a measure to fight the economic crisis, goods and several services (-9.8%) as a consequence of the temporary elimination of revenue and tax stamps and culture and recreation (-4.5%) due to the reduction of technological devices given lower imported prices (due to the inferior exchange rate).

In relation to the monetary policy rate, the Central Bank decided to reduce it up to 0.5% in July 2009, a percentage that is currently running and it is expected to be maintained up to the second quarter of 2010. This figure is considered reasonable by the Central Bank given the progressive stabilization in the international scenario, in terms of growth and financial market.

Regarding the labor market, the mobile quarter October-December 2009 recorded an unemployment rate of 8.6%, implying an increase of 1.1 percent points with respect to the same quarter in 2008, and a fall of 0.5 percent points with respect to the previous quarter.

As a consequence of a more complex environment, the unemployment rate increased at an average of 9.7% in 2009 compared to 7.8% registered in 2008, mainly caused by a decrease in occupation of 0.7%. In twelve months, the employment decreased by 0.4% (loss of 29,420 jobs), while the labor force increased by 0.8% (incorporation of 58,690 workers in the labor market). Likewise, the self-employed category increased by 5.5% (83,530 people) in twelve months, reducing a higher fall in the employment during the year, since the employers and salaried people categories diminished by 8.0% (15, 500 people) and by 2.2% (101,980 people), respectively.

In connection with the Pension Reform Law, specifically related to the solidarity principle, as of December 2009 more than 940 thousands old people already have the basic solidarity pension and more than 40 thousands of women will receive their bonus for son alive before March 11, 2010.

In relation to the bidding process of life and disability insurance, this was carried out in May 2009, becoming effective commencing on July 1, 2009 for a coverage period of 12 months. The insurance cost under this new modality amounted to 1.87% over the taxable remunerations of workers for all the AFPs. Consequently, since Provida does not provide the insurance coverage, the fees charged to its affiliates decreased from 2.64% to 1.54% over their taxable salaries starting on July 2009.

Regarding the bidding process related to the account administration of those new contributors that enter the labor system during the next two years, there were four AFPs taking part in the process: AFP Cuprum S.A., AFP Habitat S.A., AFP Planvital S.A. and AFP Modelo S.A. On February 1, 2010 it was informed that the awarded AFP was AFP Modelo, since it offered the lowest fee of 1.14%. This entity has a certificate of existence, but it has not started operations yet.

It is important to mention that this bidding process responded to one of the main measures implemented by the Pension Reform Law aimed at encouraging competitive prices among the AFPs in order to achieve lower fees for affiliates, as well as to incentive the entrance of new actors in the industry and to generate higher sensibility in the price demand.

Provida considers that it has competitive advantages in successfully facing the new conditions in the industry, as well as, the support of the BBVA Group, which has a leading position in the Latin-American pensions market.

Net income
In 2009, the Company recorded net income of Ch$81,443.8 million, implying a positive variation of Ch$91,950.4 million with respect to the loss recorded in 2008, in which the operating and non-operating components contributed. In operating terms, the favorable evolution achieved by mandatory investments and higher net fees (fee income minus life and disability expenses) were highlighted. Regarding the non-operating result, the positive variation was sustained by higher profits generated by related companies as well as gains on price level restatement due to the negative inflation applied in the period.

In 2009, the operating income was Ch$85,716.9 million, higher by Ch$77,346.7 million or 924.1% with respect to the year 2008. The latter was partly driven by the positive evolution of mandatory investments (Ch$62,763.0 million) with respect to losses recorded in 2008, as a consequence of high returns obtained by local and foreign stock markets, which led to achieve an outstanding average nominal return of 23.1% during the year. Additionally, as explained below in this report, the Pension Reform Law eliminated the AFP’s exclusive responsibility to provide the life and disability insurance which led the AFPs to modify their fees charged to affiliates, implying that in comparative terms the analysis should be done using net fee received by the Company (fee income minus the life and disability insurance premium). Therefore, the net fee increased by Ch$22,361.9 million or 26.2%, as a result of the increased taxable salary base of clients, as well as lower expenses in the life and disability insurance.

The non-operating result recorded an income of Ch$7,736.0 million, a positive variation of Ch$23,129.9 million or 150.3% with respect to the loss recorded in 2008. It highlighted in this result higher profits in related companies for the good performance achieved by most of the subsidiaries, specially foreign entities, adding gains on price level restatement as a consequence of the negative inflation applied in the period over the Company’s net liability exposure.

Likewise, the period recorded higher income taxes basically due to a superior income registered  the period.

	2009	2008	Change	%
	(Million of constant Chilean pesos at December 31, 2009, except percentages)

Operating income	85,716.9	8,370.1	77,346.7	924.1%
Total operating revenues	213,609.0	173,009.2	40,599.8	23.5%
Total operating expenses	(127,892.1)	(164,639.0)	36,746.9	-22.3%

Other non operating income (expenses)	7,736.0	(15,394.0)	23,129.9	150.3%

Income taxes	(12,009.0)	(3,482.7)	(8,526.3)	244.8%

Net income	81,443.8	(10,506.6)	91,950.4	875.2%

Earnings per share (each ADR represents fifteen shares) was Ch$245.82 in 2009 compared to the loss per share of Ch$31.71 in 2008. As of December 31, 2009, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to December 2008.

BUSINESS DEVELOPMENT

Operating revenues
In 2009, operating revenues were Ch$213,609.0 million, growing by 23.5% or Ch$40,599.8 million with respect to the same period in 2008, where the remarkable result obtained by mandatory investments was highlighted with a positive variation of Ch$62,763.0 million with respect to the loss recorded in the same period of 2008. Additionally, the period recorded higher financial revenues (Ch$587.9 million) resulting from increased cash flows administered, as well as returns obtained by the insurer related to the contract with coverage from January 2005 to June 2009. Despite fee income was lower in Ch$22,395.6 million, this is due to the decreased fee applied since fees do not include the life and disability insurance coverage, which it has had its counterpart in savings recorded by the insurance expense.

•
Fee income was Ch$168,975.7 million in 2009, a decrease of 11.7% or Ch$22,395.6 million with respect to 2008. This result was the outcome of the decreased fee charged over taxable incomes from 2.64% to 1.54% beginning on July 2009 (effecting results in August 2009). Such modification belongs to the AFP’s exclusive responsibility in the life and disability insurance implemented by the Pension Reform Law. Thus, the average fee in 2009 was 2.18%, lower by 15.5% to the average fee charged in 2008 (2.58%).

Given the above, it should be more accurate in comparative terms to do the analysis of the net fee received by the Company, which is defined as fee income minus the life and disability expense. In 2009, the net fee amounted to Ch$107,614.5 million, higher by Ch$22,361.9 million or 26.2% with respect to 2008. The above as a consequence of a higher salary base of clients increasing around 4%, adding the lower insurance cost that will be deeply explained below.

It is worth mentioning that Provida has maintained its leading position in the pension industry with average market shares around 40% in terms of number of customers and over 30% in terms of salary base and assets under management as of November 2009. In figures, the average number of contributors was 1,745,147, the monthly average salary base was US$1,248.4 million and the assets under management were US$35,810.4 million as of December 2009.

•
Gains on mandatory investments were Ch$32,829.2 million, higher by Ch$62,763.0 million (209.7%) with respect to the losses recorded as of December 2008. This result was driven by the accumulated gains recorded by variable income in local (IPSA +50.7%, IGPA +46.9%) and foreign stock markets (MSCI World +26.4%, Japan +34.1%, Europe +25.1%, USA +23.2% and MSCI Emerging +72.7%, Russia +125.2%, Brazil +80.8%, China +60.5%, Mexico +42.4%,), whereas in 2008 most of stock markets experimented negative returns. The latter implied that the weighted average nominal return of pension funds was +23.12% as of December 2009, which was compared with -17.01% obtained in the same period in 2008.

Operating expenses
They decreased by 22.3% or Ch$36,746.9 million from Ch$164,639.0 million in 2008 to Ch$127,892.1 million in 2009, due to lower costs in the life and disability insurance premium, since the Pension Reform Law eliminated the responsibility of purchasing such insurance policy, thus the associated cost was not recorded since August 2009, adding a lower casualty rate resulting from the favorable effect that the positive returns achieved by pension funds had over the cost assumed by the AFP and higher discount rates applied in the period to value reserves. The aforementioned was partially offset by higher personnel expenses associated with indemnities as well as other operating expenses, basically referred to the last year of amortization of the Unified Platform and the anticipated depreciation of certain assets, due to they are not going to be used in the transformation project to the commercial network (Top One).

•
Remunerations of administrative personnel amounted to Ch$22,095.6 million in 2009, higher by 11.4% or Ch$2,263.9 million with respect to the figure recorded in 2008. This result was basically attained by higher indemnities recorded in 2009 due to the reduction staff plan contemplated in the year as a result of adjustments in the supportive areas of the Company. It added to the above, higher accruals in connection with profit bonuses due to the better results obtained in the year 2009. The above was partially offset by lower remunerations since they were not CPI adjusted given the negative inflation recorded during the year and lower variable based remunerations in relation with incentives due to adjustments made in the commercial activity and the continuous process of overtime rationalization.

In figures, the average number of the administrative staff was 1,035 workers in 2009, higher by 0.3% (3 workers) compared to the average in 2008. By comparing the end of both periods, the administrative staff decreased by 4.9% from 1,037 to 986 workers, a figure consistent with the reduction plan mentioned above.

•
Remunerations of sales personnel amounted to Ch$12,362.6 million in 2009, a negative deviation of Ch$844.0 million (7.3%) with respect to 2008. This result was basically determined by higher cost in indemnities due to adjustments in the sales force in reference with the low-productive segments. The above was partially offset by lower variable based remunerations mainly due to inferior commissions paid for affiliations and transfers resulting from higher segmentation of sales force and lower commercial staff maintained in the period.

In 2009, the average number of sales agents was 519 workers, decreasing by 14.3% regarding the average number (605 workers) in 2008. With respect to the evolution at the each period end, the sales force decreased by 25.8% from 628 salespeople in December 2008 to 466 in December 2009.

•
In 2009, the cost of life and disability insurance was Ch$61,361.2 million, decreasing by Ch$44,757.5 million or 42.2% with respect to 2008. Partly explaining this evolution was the fact that the Pension Reform Law eliminated the responsibility of providing life and disability benefits, thus Provida almost did not record expenses for temporary premium since August 2009 (only recording premiums stemming from leftovers recovery of previous months), which meant to record a positive variation of Ch$25,457.8 million.

Additionally, the accounted casualty rate during the year (measured as expenses from life and disability insurance over the salary base of clients) diminished from 1.48% in 2008 to 1.36% in 2009. The above partly as a result of positive returns achieved by pension funds, which have decreased the insurance costs assumed by Provida, given that the AFP must cover the difference between the life annuities stipulated by law and the affiliates’ savings in their individual accounts.

In addition to the above was the fact that during the period higher discount rates were applied to value reserves, since the insurance company voluntary adopted a rule that allows measuring reserves monthly at the market interest rate used for annuities instead of using the historical rates (minimum of the previous semester), which were maintained until the casualties were paid. In figures, while the reserves were valued at an historical average rate of 3.03% in December 2008, the rate to measure the reserve under this new rule was 3.63% in December 2009, implying to require lower accruals. Notwithstanding the latter and applying Provida´s model to calculate the real cost of casualties at the moment of payment, the Company recorded an additional accrual over the required accrual since the average forward rates are lower than the rate currently prevailing in the market (an average around 3.30% compared to the market rate of 3.63%).

•
In 2009, other operating expenses amounted to Ch$32,072.7 million, increasing by Ch$4,902.6 million or 18.0% with respect to 2008. This result was partly attained by higher amortization of the period (Ch$1,724.5 million) due to the intangible asset Unified Platform that was in its last year of amortization, implying that the effect of recent investments over the amount of the amortizations was more relevant.

Additionally, the period registered a higher level of depreciation (Ch$981.4 million) mainly related to infrastructure, since Provida is currently restructuring its commercial network for the implementation of its new assistance model called Top One, whose target is to integrate pension advisory and fast formalities, externalizing services of collection and payments in order to focus the network to customer assistance. Consequently, renewals made to infrastructures that are not going to be used under this new concept, have been completely depreciated in the period.

Moreover, the period recorded higher marketing expenses (Ch$982.0 million) stemming from  higher costs in publicity given the higher promoting activities in media, as a consequence of growths observed in competence level and to compensate lower sales agents presence in the market resulting from adjustments made by Provida during the period.

The period also recorded higher disability qualification costs (Ch$777.0 million), stemming from higher number of claims received in the period (partly arisen from 2008) due to the delay in the evaluation process given the higher volume of claims, because of a higher number of affiliates requested pension benefits in view of the solidarity principle implementation through the Pension Reform Law.

Finally, higher administration costs were recorded (Ch$778.6 million) mainly explained by higher social contributions in connection with the payment of the extraordinary payment to the Trade Association for the advertising campaign at industry level, higher costs related to new regulation that accelerate the process of delayed contributions collection (advisory and mailing) and higher donations in connection with social responsibility matters.

Operating income
It amounted to Ch$85,716.9 million in 2009, higher by Ch$77,346.7 million or 924.1% with respect to 2008 due to the better evolution of mandatory investments in connection with returns of global stock markets, as well as the increased net fee as a consequence of the increased salary base of clients and lower costs of the life and disability insurance.

Other non-operating income (expenses)
They recorded a gain of Ch$7,736.0 million in 2009, a positive variation of Ch$23,129.9 million or 150.3% with respect to the loss recorded in 2008. In this evolution, the better result attained by related companies (Ch$8,002.0 million) is highlighted where most of entities positively contributed, specially the foreign related companies. It added to above, the favorable effect of price level restatement, implying a positive variation of Ch$16,441.0 million mainly due to the negative inflation applied in the period over the Company’s net liability exposure.

•
The related companies results increased by Ch$8,002.0 million from Ch$437.6 million in 2008 to Ch$8,439.6 million in 2009. Most of the subsidiaries positively contributed to the above result, where the profits attained by foreign subsidiaries were highlighted with an aggregate of Ch$7,373.8 million, boosted as Provida, by returns obtained by their respective mandatory investments. Additionally, local subsidiaries generated Ch$628.2 million.

		2009	2008	Change	%
Company	Country	(Million of constant Chilean pesos at December 31, 2009, except percentages)
Horizonte	Peru	2,544.3	74.1	2,470.1	3331.6%
Bancomer	México	4,338.2	(565.5)	4,903.7	-867.1%
DCV	Chile	68.0	78.2	(10.2)	-13.1%
PreviRed.com	Chile	1,287.0	767.2	519.8	67.8%
AFC	Chile	202.2	83.6	118.6	142.0%

TOTAL		8,439.6	437.6	8,002.0	1828.8%

In Peru, Provida Internacional has been a shareholder of AFP Horizonte since 1993, currently holding 15.87% of the shares. In 2009, this subsidiary generated an income of Ch$2,544.3 million for Provida, representing an increase of Ch$2,470.1 million or 3,331.6% with respect to 2008. This positive result was the outcome of better results achieved by mandatory investments and lower operating expenses, mainly related to personnel remunerations and marketing expenses. As of December 2009, this subsidiary accounted for a total of 1,209,597 affiliates and assets under management for US$5,616.0 million, figures equivalent to market shares of 27% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. In 2009, this subsidiary recorded an income of Ch$4,338.2 million, a positive variation of Ch$4,903.7 million or 867.1% with respect to the losses attained in 2008. This result was driven by the better evolution of mandatory investments and lower operating expenses, basically administration costs, adding the positive effect of the appreciation of Mexican peso against the dollar. As of December 2009, AFORE Bancomer maintained an affiliate portfolio of 4,503,980 and funds under management for US$13,216.4 million, representing market shares of 11% and 15%, respectively, situating it in third place in terms of affiliates and in second place in assets under management.

Regarding local related companies, the electronic collection company PreviRed.com, where Provida holds a 37.9% ownership generated earnings of Ch$1,287.0 million in 2009 for Provida, a positive variation of Ch$519.8 million with respect to the same period of the last year mainly due to higher revenues yield in the period. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company that started operations in October 2002 and where Provida has a 37.8% ownership, generated an income of Ch$202.2 million for Provida, implying a positive variation of Ch$118.6 million (142.0%) with respect to 2008. Finally, “Investments DCV” (DCV), generated for Provida an income of Ch$68.0 million in 2009, lower by Ch$10.2 million with respect to 2008. In this company, whose main purpose is to invest in entities engaged in public offerings of securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

•
During the year 2009, the price level restatement recorded an income of Ch$3,377.0 million, a positive variation of Ch$16,441.0 million than the loss recorded in the year 2008. This deviation was explained by the negative inflation applied over the Company’s net liability exposure of -2.3% in 2009 (by law 12 months are applied from December to November), while in 2008 the applied inflation was positive in +8.9%.

Income taxes
As of December 31 2009, the income taxes were Ch$12,009.0 million recording a higher expense of Ch$8,526.3 million or 244.8% with respect to 2008, basically due to the higher earnings before taxes obtained in the period. However, the tax expense increased to a lower extent than earnings before taxes due to the adjustment on the deferred taxes obligation since the discount rate used to value this liability increased by 46 basis points during 2009, reducing the income taxes in relation with the deferred taxes acknowledged in results.

Consolidated balance sheet

•
As of December 31, 2009, total assets were Ch$335,344.2 million, higher by Ch$43,624.9 million (15.0%) with respect to the close of December 2008. This variation was basically explained by the increased mandatory investments of Ch$40,510.2 million due to the normal contributions recorded by the growing salary base of clients and the positive returns obtained by pension funds during the last twelve months.

In addition to the above were higher current asset of Ch$10,286.4 million due to the superior surplus of cash flows generated by the Company (Ch$11,479.7 million) evidenced in higher liquidity levels, reflected in the cash and time deposits.

The latter was partially offset by lower other assets of Ch$7,155.8 million, as a consequence of lower goodwill (Ch$7,336.4 million) in consideration of the normal amortization of goodwill mainly ex-AFP Proteccion, AFORE Bancomer in Mexico and ex-AFP Union. Besides, the Unified

Platform asset, accounted for as intangible, experienced a net decrease (Ch$2,874.1 million) since this asset is in its last year of amortization. The latter was partially offset by higher investments in related companies (Ch$2,606.6 million) due to positive returns obtained by them.

•
Total liabilities decreased by Ch$13,796.6 million or 22.2% from Ch$62,141.8 million as of December 31, 2008 to Ch$48,345.2 at the close of December 2009. This result was driven by lower current liabilities of Ch$15,810.6 million basically due to lower accruals (Ch$14,111.5 million) mainly related to unfavorably casualty rate of the life and disability insurance and lower pensions payable (Ch$4,124.7 million). The aforementioned results were partially offset by higher income taxes (Ch$4,943.6 million) given the better result attained in the period.

The latter was partially offset by the higher long term liability of Ch$2,014.0 million, due to the superior obligation associated to the deferred taxes of long term (Ch$2,074.8 million) stemming from gains on mandatory investments achieved in 2009, a factor that was partially offset by the higher discount rate used to value such obligation.

•
Shareholders’ equity increased by Ch$57,421.5 million or 25.0% from Ch$229,577.4 million as of December 31, 2008 to Ch$286,998.9 million at the close of December 2009 due to higher retained earnings (Ch$62,179.2 million) sustained by the higher net income recorded in the period, which was partly offset by interim dividends.

Exchange rate
As of December 31, 2009, the exchange rate was Ch$507.10 per dollar, while at the same date in 2008 it was Ch$636.45. In 2009, an appreciation of 20.3% in the Chilean peso against the dollar was recorded, while in the same period in 2008 a depreciation of 28.1% in the Chilean peso against the dollar was registered.

CONSOLIDATED INCOME STATEMENT

	2009	2008	Change	% Change
	(Million of constant Chilean pesos at December 31, 2009, except percentages)

OPERATING REVENUES
Fee income	168,975.7	191,371.3	(22,395.6)	-11.7%
Gains on mandatory investments	32,829.2	(29,933.8)	62,763.0	209.7%
Rebates on L&D insurance	3,457.3	2,869.4	587.9	20.5%
Other operating revenues	8,346.7	8,702.3	(355.5)	-4.1%

Total Operating Revenues	213,609.0	173,009.2	40,599.8	23.5%

OPERATING EXPENSES
Administr. personnel remunerations	(22,095.6)	(19,831.8)	(2,263.9)	11.4%
Sales personnel remunerations	(12,362.6)	(11,518.6)	(844.0)	7.3%
L&D insurance	(61,361.2)	(106,118.7)	44,757.5	-42.2%
Other operating expenses	(32,072.7)	(27,170.0)	(4,902.6)	18.0%

Total Operating Expenses	(127,892.1)	(164,639.0)	36,746.9	-22.3%

OPERATING INCOME	85,716.9	8,370.1	77,346.7	924.1%

OTHER NON OPERATING INCOME (EXPENSES)
Gains on investments	225.4	345.8	(120.3)	-34.8%
Profit (loss) in affil. companies	8,439.6	437.6	8,002.0	1828.8%
Amortization of goodwill	(5,643.8)	(5,564.8)	(79.1)	1.4%
Interest expense	(170.6)	(589.7)	419.1	-71.1%
Other income (expenses) net	1,508.4	3,041.2	(1,532.7)	-50.4%
Price level restatement	3,377.0	(13,063.9)	16,441.0	125.9%

Total Other Non Operating Income (Expenses)	7,736.0	(15,394.0)	23,129.9	150.3%

INCOME BEFORE TAXES	93,452.8	(7,023.8)	100,476.7	1430.5%

INCOME TAXES	(12,009.0)	(3,482.7)	(8,526.3)	244.8%

NET INCOME	81,443.8	(10,506.6)	91,950.4	875.2%

CONSOLIDATED BALANCE SHEET

	2009	2008	Change	%
	(Million of constant Chilean pesos at December 31, 2009, except percentages)

ASSETS
Current Assets	53,164.3	42,877.9	10,286.4	24.0%
Marketable Securities - Reserve	179,129.4	138,619.1	40,510.2	29.2%
Premises and Equipment	28,087.3	28,103.2	(15.9)	-0.1%
Other Assets	74,963.2	82,119.0	(7,155.8)	-8.7%

TOTAL ASSETS	335,344.2	291,719.3	43,624.9	15.0%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	39,875.2	55,685.8	(15,810.6)	-28.4%
Long-Term Liabilities	8,470.0	6,456.1	2,014.0	31.2%
Shareholders´ Equity	286,998.9	229,577.4	57,421.5	25.0%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	335,344.2	291,719.3	43,624.9	15.0%

CONSOLIDATED CASH FLOW STATEMENT

	2009	2008	Change	%
	(Million of constant Chilean pesos at December 31, 2009, except percentages)

CASH FLOW FROM OPERATING ACTIVITIES	38,450.8	66,451.0	(28,000.2)	-42.1%
Total Operating Revenues	190,866.7	227,943.9	(37,077.3)	-16.3%
Total Operating Expenses	(152,415.9)	(161,492.9)	9,077.0	-5.6%

CASH FLOW FROM FINANCING ACTIVITIES	(20,167.2)	(34,352.6)	14,185.4	41.3%

CASH FLOW FROM INVESTING ACTIVITIES	(7,104.5)	(6,102.8)	(1,001.7)	16.4%

TOTAL NET CASH FLOW	11,179.1	25,995.6	(14,816.5)	-57.0%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FOURTH QUARTER OF 2009

Net income
In the fourth quarter of 2009 (4Q09), the net income was Ch$12,466.5 million, a positive variation of Ch$22,160.8 million or 228.6% with respect to the loss recorded in the fourth quarter of 2008 (4Q08), driven by the better operating and non-operating results, which reverted losses recorded in the 4Q08. The operating component was boosted by higher returns obtained by mandatory investments and the higher net fee received by the Administrator. In the non-operating result contributed the better performance of related companies and lower losses in price level restatement.

The operating income in the 4Q09 amounted to Ch$14,062.5 million, a positive variation of Ch$16,810.4 million or 611.7% with respect to the losses recorded in the same quarter in 2008. This result was attained by the positive evolution of mandatory investments (Ch$16,758.3 million), basically due to better returns achieved by global stock markets, adding the higher net fee received by the Company (Ch$7,599.3 million). The latter stemmed from both the increased salary base of clients, as well as lower expenses of life and disability insurance, since the quarter did not record expenses for temporary premium (Pension Reform Law), adding the effects that the positive returns of pension funds had over the insurance cost assumed by the AFP and higher discount rates to value this obligation that implied lower accruals to be recorded.

The non-operating result was Ch$843.6 million in the 4Q09, positive in Ch$7,501.3 million or 112.7% with respect to the losses obtained in the 4Q08. This result was basically driven by a better performance of related companies, specially the foreign subsidiaries, adding the better evolution of price level restatement, as a consequence of lower inflation applied in the quarter over the Company’s net liability exposure.

	4Q09	4Q08	Change	%
	(Million of constant Chilean pesos at December 31, 2009, except percentages)

Operating income	14,062.5	(2,748.0)	16,810.4	611.7%
Total operating revenues	34,924.4	38,620.7	(3,696.3)	-9.6%
Total operating expenses	(20,862.0)	(41,368.7)	20,506.8	-49.6%

Other non operating income (expenses)	843.6	(6,657.7)	7,501.3	112.7%

Income taxes	(2,439.6)	(288.6)	(2,150.9)	745.2%

Net income	12,466.5	(9,694.3)	22,160.8	228.6%

Earnings per share (each ADR represents fifteen shares) during the 4Q09 was Ch$37.63, while the same quarter of 2008 recorded losses per share of Ch$29.26. At the close of the 4Q09, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in the 4Q08.

Operating revenues
They were Ch$34,924.4 million during the 4Q09, a decrease of Ch$3,696.3 million or 9.6% with respect to the 4Q08. This result was basically driven by lower fee income (Ch$18,060.7 million), as a consequence of the decreased fee charged by Provida due to the cessation of providing life and disability insurance benefits by the AFPs. It is important to mention that the latter had its compensation in savings generated by the life and disability insurance line account. Additionally, the period recorded negative financial revenues that implied an unfavorable deviation (Ch$1,469.3 million) stemming from higher interest rates from the last months of the year, which were not offset by a lower liability since they are acknowledged one month-lag. Moreover, the period recorded lower other operating revenues (Ch$924.6 million), basically related to lower fees charged by AFP Genesis. The above was partially offset by the better evolution of mandatory investments (Ch$16,758.3 million) due to the positive returns achieved by local and foreign stock markets in the quarter.

•
Fee income decreased by Ch$18,060.7 million or 37.3% with respect to the 4Q08, amounting to Ch$30,377.0 million in the period. The above was attained by the reduction in the fee charged over the taxable income of clients in line with the Pension Reform Law, from 2.64% to 1.54%. In figures, the average fee in the 4Q09 was 1.54%, lower by 41.3% than the average fee charged in the 4Q08 (2.62%).

Given the above, it is more accurate to do the analysis with the net fee (fee income minus expenses of the life and disability insurance) received by the Company, which increased by Ch$7,599.3 million or 34.2% in the period with respect to the 4Q08. Behind the latter was a higher salary base of clients that increased around 5.0% and lower life and disability insurance costs that will be deeply explained below.

In terms of clients, the average number of contributors was 1,734,324 in the fourth quarter of 2009; hence, Provida maintains its leading position with an average market share over 40%.

•
During the 4Q09, gains on mandatory investments were Ch$3,351.8 million, a positive variation of Ch$16,758.3 million with respect to the losses recorded in the 4Q08. This result was mainly driven by positive returns achieved by local (IPSA +6.2%, IGPA +4.7%) and foreign stock markets (MSCI World +3.8%, Japan +19.4%, USA +5.5%, Europe +5.4% and MSCI Emerging+8.3%: Russia +15.2%, Brazil +11.4%, Mexico +10.0%, China +8.0%) The latter implied that the weighted average nominal return of pension funds was +1.92% in the 4Q09, which was compared with the loss of -8.42% recorded the same period in 2008.

Operating expenses
During the 4Q09, they amounted to Ch$20,862.0 million, representing a decrease of 49.6% or Ch$20,506.8 million with respect to the 4Q08. This result was explained by the lower life and disability insurance premium since the Pension Reform Law eliminated the responsibility of providing this benefit, implying that the quarter did no record expenses for temporary premium items, adding the effect of positive returns of pension funds and higher discount rates to value the insurance obligation that also contributed to diminish such cost. The above was partially offset by administrative personnel remunerations given higher indemnities resulting from the reduction plan associated with Top One project that also affected other operating expenses as explained below

•
The administrative personnel remunerations amounted to Ch$7,012.6 million in the 4Q09, higher by Ch$2,145.7 million or 44.1% with respect to the 4Q08. This result stemmed from higher indemnities, which are associated with the implementation of a new assistance model called Top One project aimed at integrating pension advisory and fast formalities in the branch offices, externalizing collection and payment services in order to focus the network in the client assistance. Additionally, the period recorded higher accruals made for profit bonuses in view of better results achieved in the quarter. The above was partially offset by lower expenses in accrued vacations given the larger use of the legal holyday benefit in the 4Q09.

In figures, the average administrative staff of the 4Q09 decreased by 3.4% with respect to the 4Q08, from 1,035 employees to 1,000.

•
The sales personnel remuneration amounted to Ch$2,986.3 million in the 4Q09, a decrease of Ch$47.0 million (1.5%) with respect to the same quarter in 2008. This variation was partly due to lower variable based remunerations paid to sales agents because of adjustments made in the commercial activity, adding minor expenses in accrued vacations as a consequence of the larger use of this legal holydays. Likewise and partially offsetting the above, a higher expense in indemnities was recorded, given adjustments made in the lower productive segment of sales staff and a superior accrual for profit bonuses given the better results obtained in the quarter.

Regarding sales staff, the average number of sale agents decreased from 608 in the 4Q08 to 475 in the 4Q09, representing a variation of 21.8%.

•
During the 4Q09 the life and disability insurance expense was Ch$568.9 million, lower by Ch$25,659.9 million or 97.8% with respect to the figure recorded in the same quarter in 2008. This variation was partly due to Provida did not record expenses in temporary premium in the 4Q09, excepting those ones stemming from recovering leftovers, since the Pension Reform Law eliminated the responsibility of providing life and disability benefits by the AFPs commencing August 2009.

Additionally, the 4Q09 recorded lower accruals for casualty rate, given the higher discount rates to value reserves applied in the quarter. In first terms, the insurer voluntary adopted the rule that allow to monthly value reserves at the market interest rate, thus the obligation was valued at a 3.63% rate in lieu of the historical rate of 3.03% as of December 2008. Later on, the Company used its model to value the costs of casualties by applying an average forward rate around 3.30% and thus, recording a higher accrual than the insurer (minimum required by law), but inferior than the levels recorded in the 4Q08.

Finally, another factor contributing to the above result was the positive returns achieved by pension funds in the quarter (compared with the significant losses attained in 4Q08), since this implied a higher balance in the affiliates’ accounts and therefore, a lower contribution to be made by the AFP, since the difference between the required capital to finance the life and disability benefits and the funds that the affiliate has in his individual capitalization account must be covered by Provida.

•
Other operating expenses increased by 42.2% or Ch$3,054.4 million with respect to the 4Q08, from Ch$7,239.7 million to Ch$10,294.1 million in the 4Q09. This variation was partly driven by higher administration expenses (Ch$1,013.2 million), mainly related to social contributions, as a result of the payment of an extra contribution in December 2009 to the Trade Association for the advertising campaign for 2010; in advisory services referred to the Pension Reform Law and specifically related to the regulation that accelerates the collection process of delayed contributions; and in temporary work agencies for retroactive payments of services rendered by personnel in matters related to the Pension Reform Law.

It added to the above, higher marketing expenses (Ch$929.4 million) due to the higher publicity in media in a way to offset the growths observed in the competence and to compensate lower sales agents’ presence in the market resulting from lower staff maintained during the quarter by Provida.

Additionally, the period recorded a higher expense in depreciation (Ch$731.2 million), basically real estate, due to depreciation of investments that are not longer used due to start up of the Top One project. Finally, a higher amortization cost was recorded (Ch$440.3 million), basically related with the Unified Platform, since this asset is in its last period of amortization, implying that effect of recent investments over the amount of amortization has been more relevant.

Operating income
It totaled Ch$14,062.5 million, a positive variation of 611.7% or Ch$16,810.4 million with respect to losses recorded in the 4Q08, basically due to the better evolution achieved by mandatory investments and higher net fees, the latter due to the increased salary base of clients and lower costs in life and disability insurance premium.

Other non-operating income (expenses)
They recorded an income of Ch$843.6 million, a positive variation of Ch$7,501.3 million or 112.7% than the loss recorded in the 4Q08. This result was basically attained by profits attained by related companies that reverted losses generated in the 4Q08, implying a positive variation of Ch$5,587.4 million specially boosted by better performances achieved by foreign related companies. It added to the above lower losses in price level restatement with a positive variation of Ch$2,912.1 million with respect to the losses recorded in the same period of last year, as a result of the lower inflation recorded in the period over the Company’s net liability exposure.

•
The results in related companies amounted to Ch$2,380.5 million, a positive variation of Ch$5,587.4 million or 174.2% with respect to losses recorded in the 4Q09. The main contribution to this result was made by the foreign related companies in the aggregate of Ch$5,376.8 million due to both related companies AFP Horizonte in Peru and AFORE Bancomer in Mexico, reverted the losses generated in the 4Q08. Likewise, local related companies contributed in the aggregate of Ch$210.7 million, where the growth of 103.2% achieved by Previred.com in the quarter was underlined.

		4Q09	4Q08	Change	%
Company	Country	(Million of constant Chilean pesos at December 31, 2009, except percentages)
Horizonte	Peru	758.5	(424.3)	1,182.8	278.7%
Bancomer	Mexico	1,161.5	(3,032.5)	4,194.0	138.3%
DCV	Chile	16.8	24.4	(7.6)	-31.1%
PreviRed.com	Chile	335.4	165.0	170.3	103.2%
AFC	Chile	108.3	60.4	47.9	79.4%

TOTAL		2,380.5	(3,207.0)	5,587.4	174.2%

•
The price level restatement recorded losses of Ch$518.5 million, lower by Ch$2,912.1 million with respect to the loss recorded in the same quarter in 2008. This variation was driven by the minor inflation of 0.52% applied over the Company’s net liability exposure, while in the 4Q08 the inflation was 1.82%.

Income taxes
In the 4Q09 income taxes were Ch$2,439.6 million, higher by Ch$2,150.9 million with respect to the 4Q08, basically as a result of higher earnings before taxes obtained in the current quarter. It is important to highlight that this increment could have been higher, since in the 4Q08 the adjustment to the deferred taxes obligation increased the income tax acknowledged in the results boosted by the drop of 28 basis points in the discount rate to value this liability during such quarter.

Exchange rate
In the 4Q09, an appreciation of 7.9% of the Chilean peso against the dollar was recorded, while in the 4Q08 a depreciation of 15.4% was recorded.

CONSOLIDATED INCOME STATEMENT

	4Q09	4Q08	Change	% Change
	(Million of constant Chilean pesos at December 31, 2009, except percentages)

OPERATING REVENUES
Fee income	30,377.0	48,437.6	(18,060.7)	-37.3%
Gains on mandatory investments	3,351.8	(13,406.4)	16,758.3	125.0%
Rebates on L&D insurance	(739.4)	729.9	(1,469.3)	-201.3%
Other operating revenues	1,935.0	2,859.6	(924.6)	-32.3%

Total Operating Revenues	34,924.4	38,620.7	(3,696.3)	-9.6%

OPERATING EXPENSES
Administr. personnel remunerations	(7,012.6)	(4,866.9)	(2,145.7)	44.1%
Sales personnel remunerations	(2,986.3)	(3,033.3)	47.0	-1.5%
L&D insurance	(568.9)	(26,228.9)	25,659.9	-97.8%
Other operating expenses	(10,294.1)	(7,239.7)	(3,054.4)	42.2%

Total Operating Expenses	(20,862.0)	(41,368.7)	20,506.8	-49.6%

OPERATING INCOME	14,062.5	(2,748.0)	16,810.4	611.7%

OTHER NON OPERATING EXPENSES (INCOME)
Gains on investments	35.4	236.3	(200.9)	-85.0%
Profit (loss) in affil. companies	2,380.5	(3,207.0)	5,587.4	174.2%
Amortization of goodwill	(1,372.6)	(1,441.6)	69.0	-4.8%
Interest expense	(34.8)	(44.1)	9.3	-21.1%
Other income (expenses) net	353.5	1,229.2	(875.6)	-71.2%
Price level restatement	(518.5)	(3,430.6)	2,912.1	84.9%

Total Other Non Operating Income (Expenses)	843.6	(6,657.7)	7,501.3	112.7%

INCOME BEFORE TAXES	14,906.0	(9,405.7)	24,311.8	258.5%

INCOME TAXES	(2,439.6)	(288.6)	(2,150.9)	745.2%

NET INCOME	12,466.5	(9,694.3)	22,160.8	228.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	March 1, 2010	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	March 1, 2010	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.